Via Facsimile and U.S. Mail
Mail Stop 6010

February 21, 2007

Mr. Max O. Valdes
Vice President and Chief Accounting Officer
The First American Corporation
1 First American Way
Santa Ana, CA 92707-5913

Re: The First American Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 001-13585

Dear Mr. Valdes,

We have completed our review of your Form 10-K and have no further comments
at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief